Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MOBIUS ACQUISITION, LLC,

MOBIUS ACQUISITION MERGER SUB, INC.,

and

PEERLESS SYSTEMS CORPORATION

Dated as of December 22, 2014

TABLE OF CONTENTS

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THIS AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2014 (this “Agreement”), is made by and among Mobius Acquisition, LLC, a Delaware limited liability company (“Parent”), Mobius Acquisition Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and Peerless Systems Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used herein but not otherwise defined shall have the meanings set forth in ARTICLE IX.

W I T N E S S E T H:

WHEREAS, the respective boards of managers and directors of Parent, Acquisition Sub and the Company have approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent proposes to cause Acquisition Sub to, make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of Common Stock, par value $0.001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $7.00 (such amount, and any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, following the Offer Closing and, if applicable, exercise of the Top-Up Option upon the terms and subject to the conditions set forth in this Agreement, Acquisition Sub will be merged with and into the Company (the “Merger” and together with the Offer, the Top-Up Option, if applicable, and the other transactions contemplated by this Agreement, the “Transactions”), whereby each issued and outstanding share of Company Common Stock not owned directly or indirectly by Parent, Acquisition Sub or the Company (other than Dissenting Shares), will be converted into the right to receive the Offer Price in cash, without interest;

WHEREAS, Parent, Acquisition Sub and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) if the conditions of Section 251(h) of the DGCL can be satisfied, and shall be consummated as soon as practicable following the completion of the Offer;

WHEREAS, the board of directors of Acquisition Sub has approved and declared advisable, and the board of managers of Parent has approved, this Agreement and the Transactions, and Parent, as sole stockholder of Acquisition Sub, has adopted this Agreement;

WHEREAS, the board of directors of the Company has (a) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, and (c) on the terms and subject to the conditions set forth herein, resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Acquisition Sub in the Offer; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Acquisition Sub have delivered to the Company (i) a funding commitment letter provided by Tray 3, LLC, a Delaware limited liability company (“Tray 3”), dated as of the date of this Agreement for the benefit of the Parent and Acquisition Sub (the “Commitment Letter”), pursuant to which Tray 3 has agreed to provide financing to the Acquisition Sub for the payment of the Offer Price in respect of each share of Company Common Stock validly tendered and accepted for payment in the Offer, the Total Common Merger Consideration, the Total Option Cash Payments and the fees and expenses payable by Parent or Acquisition Sub pursuant to this Agreement (the “Total Transaction Costs”), subject to the terms and conditions therein, and (ii) a Guaranty of Tray 3, dated as of the date of this Agreement (the “Guaranty”), pursuant to which Tray 3 has agreed to guaranty the full amount of the Total Transaction Costs, subject to the terms and conditions therein;

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1     The Offer.

(a)     No earlier than January 6, 2015 and no later than January 13, 2015, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, commence, within the meaning of Rule 14d-2 promulgated under the Exchange Act, the Offer. The obligations of Acquisition Sub to, and of Parent to cause Acquisition Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the conditions set forth in Annex I (the “Offer Conditions”). The Offer shall initially expire at 11:59 p.m. (New York City time) on the date that is twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) (the “Initial Expiration Date”). Acquisition Sub expressly reserves the right to waive, in whole or in part, any Offer Condition, or modify the terms of the Offer; provided, however, that, without the consent of the Company, Acquisition Sub shall not, and Parent shall not permit Acquisition Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Company Common Stock, (v) except as expressly provided in Section 1.1(b), terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Company Common Stock or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(b)     Notwithstanding any other provision of this Agreement to the contrary, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, (i) extend the Offer on one or more occasions, in consecutive increments of up to five (5) Business Days (or such longer period as the parties hereto may agree) each, if, at any then-scheduled expiration of the Offer, any Offer Condition (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as each such condition shall have been satisfied or waived; (ii) extend the Offer for a period of thirty (30) days upon receipt from the Company of a written request for such extension; and (iii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of NASDAQ applicable to the Offer; provided, however, that Acquisition Sub shall not be required to extend the Offer beyond the Termination Date. Notwithstanding any other provision of this Agreement to the contrary, if, at any then-scheduled expiration of the Offer, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, then Acquisition Sub may and, if requested by the Company, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, extend the Offer by increments of five (5) Business Days; provided, however, that the maximum number of days that the Offer may be extended pursuant to this sentence shall be twenty (20) Business Days, unless requested or approved by the Company; provided, further, that Acquisition Sub shall not be required to extend the Offer beyond the Termination Date. Upon the terms and subject to the conditions of the Offer and this Agreement, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, accept for payment, and pay for, all shares of Company Common Stock that Acquisition Sub becomes obligated to purchase pursuant to the Offer promptly after the applicable expiration date of the Offer (as it may be extended in accordance with this Section 1.1(b)). Payment for shares of Company Common Stock by Acquisition Sub pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing.” The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.1(b)), unless this Agreement is validly terminated in accordance with Section 7.1. If (i) at any then-scheduled expiration of the Offer, (x) each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, (y) the Minimum Tender Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required pursuant to this Section 1.1(b) or (ii) this Agreement is terminated pursuant to Section 7.1, then, in each case, Acquisition Sub shall promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to clause (i) of the immediately preceding sentence is referred to in this Agreement as the “Offer Termination,” and the date on which such Offer Termination occurs is referred to in this Agreement as the “Offer Termination Date.” If the Offer is terminated or withdrawn by Acquisition Sub, or this Agreement is terminated in accordance with Section 7.1, Acquisition Sub shall promptly return, and shall cause any depository acting on behalf of Acquisition Sub to return, all tendered shares of Company Common Stock to the registered holders thereof.

(c)     On the date of commencement of the Offer, Parent and Acquisition Sub shall file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which shall include, as exhibits, an offer to purchase and a related letter of transmittal, a summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any amendments or supplements thereto, the “Offer Documents”). Parent and Acquisition Sub shall cause the Offer Documents to comply as to form in all material respects with the Exchange Act, the applicable rules and regulations of NASDAQ and all other applicable Laws. The Company shall promptly furnish to Parent and Acquisition Sub all information concerning the Company that is required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Acquisition Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities Laws. Parent and Acquisition Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand. Parent and Acquisition Sub shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Offer Documents. Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Acquisition Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Acquisition Sub shall give reasonable consideration to any such comments.

(d)     Parent shall provide, or cause to be provided, to Acquisition Sub on a timely basis, the funds necessary to purchase any shares of Company Common Stock or Company Options that Acquisition Sub becomes obligated to purchase pursuant to the Offer.

Section 1.2     Company Actions.

(a)     As soon as reasonably possible after the Offer Documents are filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”), which shall, subject to Section 5.5, describe and make the Company Recommendation with respect to the Offer, shall reflect that the Merger will be governed by Section 251(h) of the DGCL if the conditions of Section 251(h) of the DGCL can be satisfied, and shall be consummated as soon as practicable following the completion of the Offer, and shall take all steps necessary to cause the Schedule 14D-9 to be disseminated to the holders of Company Common Stock. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the Exchange Act, the applicable rules and regulations of NASDAQ and all other applicable Laws. The Company and Parent shall cooperate to cause the Schedule 14D-9 to be mailed or otherwise disseminated together with the Offer Documents to the holders of Company Common Stock. Parent and Acquisition Sub shall promptly furnish to the Company all information concerning Parent and Acquisition Sub that is required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Acquisition Sub shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Schedule 14D-9, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Schedule 14D-9. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments relating to such document or response. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the board of directors of the Company contained in the Schedule 14D-9.

(b)     In connection with the Offer and the Merger, the Company shall cause its transfer agent to promptly (and in any event within ten (10) Business Days after the date of execution of this Agreement by all parties hereto) furnish Parent and Acquisition Sub with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the most recent practicable date of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Acquisition Sub such information (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in connection with communicating the Offer to the Company’s stockholders. Parent and Acquisition Sub shall keep confidential and not disclose the information contained in any such labels, lists, listings and files, in each case as required by the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy all copies of such information then in their possession or control in accordance with the Confidentiality Agreement. In addition, in connection with the Offer, the Company shall cooperate with Parent and Acquisition Sub to disseminate the Offer Documents to holders of shares of Company Common Stock held in, or subject to, any Company Benefit Plan and, to the extent provided for in any such Company Benefit Plan, to permit such holders of shares to tender shares of Company Common Stock in the Offer.

Section 1.3     Top-Up Option.

(a)     Immediately prior to the Offer Closing, Parent and the Company shall confer and mutually determine, in good faith, after consulting with their respective outside legal counsel, whether the Merger remains eligible to be effected pursuant to Section 251(h) of the DGCL. Unless Parent and the Company determine that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL (the “251(h) Inapplicable Determination”), the Merger shall be effected in accordance with Section 251(h) of the DGCL. If prior to the Effective Time, Parent and the Company make a 251(h) Inapplicable Determination then, contingent and effective upon the occurrence of the 251(h) Inapplicable Determination and the Offer Closing, the Company hereby grants to Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.3, to purchase at a price per share equal to the Offer Price that number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Acquisition Sub at the time of the Top-Up Closing (after giving effect to the Offer Closing), shall constitute one more share than ninety percent (90%) of the shares of Company Common Stock that are then issued and outstanding immediately after the issuance of the Top-Up Option Shares on a fully diluted basis; provided, however, that (i) the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option and (ii) the issuance of the Top-Up Option Shares shall not require approval of the Company's stockholders under applicable Law (including the rules of the NASDAQ). The Top-Up Option shall be exercisable only once, in whole but not in part. The obligation of the Company to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable Law or Order shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.

(b)     The Top-Up Option shall only be exercised by Acquisition Sub from and after the Offer Closing and prior to the earlier to occur of (1) the Effective Time and (2) the termination of this Agreement in accordance with its terms. The Top-Up Option may only be exercised by Acquisition Sub, if: (i) the 251(h) Inapplicable Determination has been made; (ii) the issuance of the Top-Up Option Shares shall not require approval of the Company's stockholders under applicable Law (including the rules of NASDAQ), (iii) all of the conditions to the Offer set forth herein have been satisfied or (to the extent permitted) waived; (iv) at the time of exercise of the Top-Up Option, the number of shares of Company Common Stock owned by Parent and Acquisition Sub immediately following the Offer Closing does not constitute at least ninety percent (90%) of the number of shares of Company Common Stock that are then issued and outstanding; (v) the exercise of the Top-Up Option would result in Parent or Acquisition Sub owning at least ninety percent (90%) of the number of shares of Company Common Stock that are then issued and outstanding upon exercise of the Top-Up Option; and (vi) the exercise of the Top-Up Option in accordance with this Section 1.3 would not violate any applicable Laws or Orders. The Top-Up Option shall not be exercised if Acquisition Sub has not accepted for payment all shares of Company Common Stock validly tendered in the Offer and not withdrawn. To exercise such Top-Up Option, (i) Parent shall give the Company at least three (3) Business Days’ prior written notice specifying the number of shares of Company Common Stock directly or indirectly owned by Parent and its subsidiaries at the time of such notice (after giving effect to the Offer Closing) and the manner in which payment for the Top-Up Option Shares shall be paid, and (ii) the Company shall, promptly following receipt of such notice, deliver written notice to Acquisition Sub specifying, based on the information provided by Parent in its notice, the number of Top-Up Option Shares to be purchased. At the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”), which shall take place at the location specified in Section 1.6 and shall be deemed to occur immediately following the Offer Closing and immediately preceding the Merger Closing, the purchase price owed by Acquisition Sub to the Company therefor shall be paid to the Company, at Acquisition Sub’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option (the “Promissory Note”). The Promissory Note (i) shall be executed by Parent and Acquisition Sub and shall be due on the first (1st) anniversary of the Top-Up Closing, (ii) shall bear simple interest of five percent (5%) per annum payable in arrears at the time the Promissory Note is repaid, (iii) shall be full recourse against Parent and Acquisition Sub, (iv) may be prepaid, in whole or in part, at any time without premium or penalty, and (v) shall have no other material terms. At the Top-Up Closing, the Company shall cause to be issued to Acquisition Sub a certificate representing the Top-Up Option Shares.

(c)     Parent and Acquisition Sub acknowledge that the Top-Up Option Shares that Acquisition Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Acquisition Sub hereby represents and warrants to the Company that Acquisition Sub will be, upon the purchase of the Top-Up Option Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Acquisition Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Acquisition Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d)     Parent, Acquisition Sub and the Company acknowledge and agree that, in any appraisal proceeding related to this Agreement, the fair value of the shares of Company Common Stock subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the exercise by Acquisition Sub of the Top-Up Option, any shares of Company Common Stock issued upon exercise of the Top-Up Option or the Promissory Note.

(e)     If the Top-Up Option is exercised, the parties hereto agree to use commercially reasonable best efforts to cause the closing of the purchase of the Top-Up Option Shares, including the payment for such shares, to occur on the same day that the Top-Up Option notice is deemed received by the Company, and if not so consummated on such day, as promptly thereafter as possible. If the Top-Up Option is exercised, the parties hereto further agree to use commercially reasonable best efforts to cause the Merger to be consummated in accordance with Section 253 of the DGCL, as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Option Shares. Parent, Acquisition Sub and the Company shall cooperate to ensure that any issuance of the Top-Up Option Shares is accomplished in a manner consistent with all applicable Laws.

(f)     Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement may be exercised only once and shall not be assigned by Parent or Acquisition Sub. Any attempted assignment in violation of this Section 1.3(f) shall be null and void.

Section 1.4     Directors.

(a)     Subject to applicable Law and provided that the Minimum Tender Condition is satisfied, promptly after Acquisition Sub accepts for payment and pays for any shares of Company Common Stock tendered and not withdrawn pursuant to the Offer (the “Appointment Time”), and at all times thereafter, Acquisition Sub shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as is equal to the product of the total number of directors on the board of directors of the Company (giving effect to the directors elected or designated by Acquisition Sub pursuant to this Section 1.4) multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Parent and Acquisition Sub bears to the total number of shares of Company Common Stock then outstanding. Upon Acquisition Sub’s request at any time following the Appointment Time, the Company shall, subject to the terms of the Certificate of Incorporation and the Amended and Restated Bylaws of the Company, take such actions, including but not limited to filling vacancies or newly created directorships on the board of directors of the Company, increasing the size of the board of directors of the Company (including by amending the Amended and Restated Bylaws of the Company, if necessary, so as to increase the size of the board of directors of the Company) and/or requesting and accepting the resignations of such number of its incumbent directors, as is reasonably necessary to enable Acquisition Sub’s designees to be so elected or designated to the board of directors of the Company, and shall cause Acquisition Sub’s designees to be so elected or designated at such time. The Company’s obligations under this Section 1.4(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.4(a), including mailing to the Company’s stockholders (together with the Schedule 14D-9, unless otherwise requested by Parent) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Acquisition Sub’s designees to be elected or designated to the board of directors of the Company. Parent shall supply the Company with, and solely be responsible for, information with respect to Acquisition Sub’s designees and Parent’s and Acquisition Sub’s respective officers, directors and affiliates, to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.4(a) are in addition to and shall not limit any rights that any of Acquisition Sub, Parent or any of their respective affiliates may have as a record holder or beneficial owner of shares of Company Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

(b)     In the event that Acquisition Sub’s designees are elected or designated to the board of directors of the Company pursuant to Section 1.4(a), then, until the Effective Time, the Company shall use its reasonable efforts to cause the board of directors of the Company to maintain three directors who are (i) members of the board of directors of the Company on the date of this Agreement, and (ii) “independent” for purposes of Rule 10A-3 of the Exchange Act and also eligible to serve on the Company’s audit committee under the Exchange Act, at least one (1) of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the board of directors of the Company) so that the Continuing Director(s) shall be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three (3) persons who shall each qualify as “independent” for purposes of Rule 10A-3 of the Exchange Act and eligible to serve on the Company’s audit committee under the Exchange Act and at least one (1) of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto, to fill such vacancies and such persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if any of Acquisition Sub’s designees have been elected or appointed to the board of directors of the Company after the Appointment Time and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the stockholders of the Company as may be required by the governing documents of the Company or applicable Law) be required (and upon such vote the Company will be deemed authorized without any further vote of the board of directors) for the Company (i) to amend or terminate this Agreement, (ii) to extend the time of performance of, or waive, any of the obligations or other acts of Parent or Acquisition Sub under this Agreement, or to exercise or waive any of the Company’s rights, benefits or remedies hereunder, (iii) except as provided herein, to amend the governing documents of the Company, or (iv) to take any other action or make any other determination of the board of directors of the Company under or in connection with this Agreement or any of the Transactions. The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the board of directors of the Company) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement. Following the Appointment Time and prior to the Effective Time, neither Parent nor Acquisition Sub shall take any action to remove any Continuing Director subject to the Certificate of Incorporation and Amended and Restated Bylaws of the Company.

Section 1.5     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name “Peerless Systems Corporation” as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Merger will be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer, if the conditions of Section 251(h) of the DGCL can be satisfied.

Section 1.6     Closing. Closing. Subject to the satisfaction or, if permissible, waiver of the conditions set forth in ARTICLE VI, the closing of the Merger (the “Merger Closing”) will take place at 10:00 a.m. (New York City time) immediately following the Offer Closing, subject to the satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) either electronically through the execution and exchange of counterparts or at the offices of Reed Smith LLP, Reed Smith Centre, 225 5th Avenue, Suite 1200, Pittsburgh, Pennsylvania, 15222, as the parties may determine, except in the event of a 251(h) Inapplicable Determination, in which case no later than the second (2nd) Business Day after the satisfaction or (to the extent permitted by applicable Laws) waiver of the last to be satisfied or waived of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Laws) waiver of those conditions) or at such other place, time and date as shall be agreed in writing by the parties (such date being the “Merger Closing Date”), provided that the Merger Closing Date shall be effected as soon as practicable following the Offer Closing.

Section 1.7     Effective Time; Effects of the Merger.

(a)     Concurrently with the Merger Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger or certificate of ownership and merger, as the case may be (the “Certificate of Merger”), with respect to the Merger to be executed and filed with the Secretary of State as provided under the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b)     The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Acquisition Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.8     Certificate of Incorporation and Bylaws. Subject to Section 5.6, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to be identical to the certificate of incorporation and bylaws, respectively, of Acquisition Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and bylaws; provided that at the Effective Time, Article 1 of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Peerless Systems Corporation.”; and provided further that at the Effective Time, the title of the Bylaws of the Surviving Corporation shall be amended and restated in its entirety to ready as follows: “Bylaws of Peerless Systems Corporation.”

Section 1.9     Board of Directors. Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 1.10     Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1     Effect on Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Acquisition Sub or the holders of any securities of Parent, the Company or Acquisition Sub, the following shall occur:

(a)     Cancellation of Company Common Stock. Each share of Company Common Stock held by the Company as treasury stock or held by any subsidiary of the Company, Parent or Acquisition Sub (including as a result of the exercise of the Top-Up Option by Acquisition Sub, if applicable) immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b)     Conversion of Company Common Stock. Except as otherwise provided in Section 2.1(a), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(b) shall be automatically canceled and shall cease to exist, and the holders of stock certificates representing Company Common Stock (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(c)     Conversion of Acquisition Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value of $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)     Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into Company Common Stock) with a record date during such period, the Offer Price and Merger Consideration shall be equitably adjusted to reflect such change, and such adjustment shall provide the Company’s stockholders the same economic effect as contemplated by this Agreement prior to such action.

Section 2.2     Exchange of Certificates.

(a)     Designation of Paying Agent; Deposit of Exchange Fund. At or prior to the Effective Time, Parent shall designate a bank or trust company (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the Merger Consideration and the Option Cash Payments as provided in Section 2.1(b) and Section 2.3. Immediately upon the filing of the Certificate of Merger with the Secretary of State, Parent shall, or shall take all steps necessary to enable and cause Acquisition Sub to, deposit with the Paying Agent, cash constituting an amount equal to the Total Common Merger Consideration and the Total Option Cash Payments (such Total Common Merger Consideration and Total Option Cash Payments as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency in the amount required to make such payment and such additional funds will be deemed to be part of the Exchange Fund. Parent shall cause the Exchange Fund to be held for the benefit of the holders of Company Common Stock and applied promptly to making the payments pursuant to Section 2.1(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.2(c), except as expressly provided for in this Agreement.

(b)     As promptly as practicable following the Effective Time and in any event not later than the third (3rd ) Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, (x) Certificates or Book-Entry Shares may be surrendered by hand delivery or otherwise or (y) the Merger Consideration in exchange therefor may be collected by hand by the surrendering holder or by wire transfer to the surrendering holder).

(c)     Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions (including any necessary Tax forms), the holder of such Certificate or Book-Entry Share shall be entitled to receive promptly in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed, made available for collection by hand or delivered by wire transfer, as elected by the surrendering holder, within two (2) Business Days following the later to occur of (i) the Effective Time and (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be issued to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered is registered (the “Transferee”) if such Certificate or Book-Entry Share is properly endorsed or otherwise in proper form for transfer and the Transferee pays any transfer or other Taxes required by reason of such payment to a person other than the registered holder of such Certificate or Book-Entry Share or establishes to the satisfaction of the Paying Agent that such Taxes have been paid or are not applicable. The Paying Agent shall accept such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(d)     Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holders prior to the Merger who have not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Corporation as general creditor thereof for payment of their claims for cash, without interest, to which such holders may be entitled.

(e)     No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)     Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Paying Agent in accordance with Section 2.2(a), (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

Section 2.3     Stock Options; Company Restricted Stock.

(a)     Effective as of the Offer Closing, each Company Option that is outstanding and unvested immediately prior to the Offer Closing shall become fully vested and exercisable. As of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled without any action on the part of any holder of any Company Option in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Company Option, less any required withholding Taxes (the “Option Cash Payment,” and the sum of all such payments, the “Total Option Cash Payments”); provided that, if the exercise price per share of any such Company Option is equal to or greater than the per share Merger Consideration, such Company Option shall be cancelled and terminated without any cash payment made in respect thereof. As of the Effective Time, all Company Options shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment in respect thereof. The Company shall take all actions necessary to effect the transactions contemplated by this Section 2.3(a) under the Company Stock Plan and any other plan or arrangement of the Company, including delivering all notices and making any determinations and/or resolutions of the board of directors of the Company or a committee thereof.

(b)     Effective as of the Offer Closing, each share of Company Restricted Stock that is outstanding and unvested immediately prior to the Offer Closing shall become fully vested, and the restrictions thereon shall lapse. All such vested shares of Company Restricted Stock shall be treated identically to all other shares of Company Common Stock with respect to the payment of Merger Consideration. The Company shall take all actions necessary to effect the transactions contemplated by this Section 2.3(b) under the Company Stock Plan and any other plan or arrangement of the Company, including delivering all notices and making any determinations and/or resolutions of the board of directors of the Company or a committee thereof.

Section 2.4     Withholdings. Parent, Acquisition Sub, the Surviving Corporation, the Paying Agent and the Surviving Corporation’s payroll agent (the “Payroll Agent”) shall (without duplication) be entitled to deduct and withhold from the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Restricted Stock or Company Options, such amounts as Parent, Acquisition Sub, the Surviving Corporation, the Paying Agent or the Payroll Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Acquisition Sub, the Surviving Corporation, the Paying Agent or the Payroll Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, Acquisition Sub, the Surviving Corporation, the Paying Agent or the Payroll Agent. Parent, Acquisition Sub, the Surviving Corporation, the Paying Agent and the Payroll Agent shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate taxing authority. The parties hereto agree to cooperate in good faith in requesting and providing any information or documentation allowing for the reduction or elimination of any such withholding.

Section 2.5     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE II.

Section 2.6     Dissenting Shares. Notwithstanding Section 2.1(b), to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by Parent (and not the Company or Acquisition Sub), and the Total Common Merger Consideration shall be reduced, on a dollar-for-dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Merger Closing Date. Any portion of the Total Common Merger Consideration made available to the Paying Agent pursuant to Section 2.2 to pay for Dissenting Shares will be returned to Parent upon demand. The Company shall give Parent (a) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Company Common Stock or withdrawals of such demands and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL. Prior to the Effective Time, the Company will not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.7     Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(b), for each share of Company Common Stock formerly represented by such Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed with the SEC since January 1, 2012 and publicly available prior to the date hereof (but excluding disclosure under any risk factors section or forward-looking statements disclaimer) or (b) as disclosed in the correspondingly numbered section of the separate disclosure letter which has been delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), or in any other section of the Company Disclosure Letter to the extent the relevance of such disclosure to any other representation or warranty is reasonably apparent on its face, the Company hereby represents and warrants to Parent as follows:

Section 3.1     Organization and Qualification; Subsidiaries.

(a)     Each of the Company and its subsidiaries (other than any of the Deer Valley Companies) is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its subsidiaries (other than any of the Deer Valley Companies) is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     All of the issued and outstanding shares of capital stock of, or other equity interests in, each of the Company’s subsidiaries (other than any of the Deer Valley Companies) have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, except where the failure to be so validly issued, fully paid, nonassessable or owned would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.1(b) of the Company Disclosure Letter and except for the capital stock and voting securities of, and other equity interests in, the Company’s subsidiaries, the Company does not own, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any corporation, partnership, joint venture, association, limited liability company, trust, unincorporated organization or other entity.

Section 3.2     Capitalization.

(a)     The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on November 14, 2014, (i) 2,701,369 shares of Company Common Stock were issued and outstanding (including Company Restricted Stock), (ii) 17,044,049 shares of Company Common Stock were held in treasury and (iii) no shares of Company Preferred Stock were issued and outstanding. As of November 14, 2014, there were (i) 371,000 shares of Company Common Stock issuable upon exercise of Company Options granted pursuant to the Company Stock Plans (whether or not exercisable) and (ii) 70,071 shares of Company Restricted Stock issued and outstanding. Except as set forth above, as of November 14, 2014, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued or outstanding. Except as set forth above and except as expressly permitted under Section 5.1, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its subsidiaries (other than any of the Deer Valley Companies) is a party or by which the Company or any of its subsidiaries (other than any of the Deer Valley Companies) is bound obligating the Company or any of its subsidiaries (other than any of the Deer Valley Companies) to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries (other than any of the Deer Valley Companies) or obligating the Company or any of its subsidiaries (other than any of the Deer Valley Companies) to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. There are no outstanding agreements of any kind which obligate the Company or any of its subsidiaries (other than any of the Deer Valley Companies) to repurchase, redeem or otherwise acquire any equity interests in the Company, or obligate the Company to grant, extend or enter into any such agreements relating to any equity interests in the Company, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any equity interests in the Company.

(b)     Section 3.2(b) of the Company Disclosure Letter contains a correct and complete list as of the date hereof of Company Options, Company Restricted Stock and any other equity based award granted under the Company Stock Plans, including the holder, date of grant, term, number of shares, and, where applicable, exercise price and vesting schedule.

Section 3.3     Authorization; Enforceability.

(a)     The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, subject to the adoption of the Agreement by the Company’s stockholders if required by applicable Law. The board of directors of the Company, at a meeting duly called and held, adopted resolutions (i) approving and declaring advisable this Agreement and the Transactions, (ii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (iii) recommending that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Acquisition Sub in the Offer, (iv) directing that the adoption of this Agreement be submitted as promptly as practicable to a vote at a meeting of the stockholders of the Company, if required by applicable Law, (v) recommending that the stockholders of the Company adopt this Agreement, if required by applicable Law, which resolutions have not been rescinded, modified or withdrawn in any way; (vi) approving the Top-Up Option and the issuance of the Top-Up Option Shares in connection with the exercise, if applicable, of the Top-Up Option.

(b)     This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 3.4     Noncontravention; Consents.

(a)     None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions, or the compliance by the Company or any of its subsidiaries (other than any of the Deer Valley Companies) with any of the provisions of this Agreement will (i) conflict with or violate (x) the Certificate of Incorporation or Amended and Restated Bylaws of the Company or (y) the organizational or governing documents of any of the Company’s subsidiaries (other than any of the Deer Valley Companies), (ii) assuming the consents, approvals and authorizations specified in Section 3.4(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its subsidiaries (other than any of the Deer Valley Companies) or by which any property or asset of the Company or any of its subsidiaries (other than any of the Deer Valley Companies) is bound or affected, or (iii) except as set forth in Section 3.4(a) of the Company Disclosure Letter, result in any breach of, or constitute a default (or an event which, with notice or lapse of time, or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the properties or assets of the Company or any of its subsidiaries (other than any of the Deer Valley Companies) pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries (other than any of the Deer Valley Companies) is bound, other than, in the case of clauses (ii) and (iii), any such violation, breach, default, right, termination, amendment, acceleration, cancellation or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Offer, the Merger or any other Transactions, or the compliance by the Company or any of its subsidiaries (other than any of the Deer Valley Companies) with any of the provisions of this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of (i) the Exchange Act, the Securities Act or Blue Sky Laws, (ii) the DGCL and (iii) the rules of NASDAQ, and, except where failure to obtain any such consents, approvals, authorizations or permits, or to make any such filings or notifications, would not have, individually or in the aggregate, a Company Material Adverse Effect

Section 3.5     Financial Statements.

(a)     Prior to the date of this Agreement, the Company has filed with the SEC its quarterly report on Form 10-Q (the “Recent 10-Q”) for the period ended October 31, 2014. As of the date hereof, the financial statements included in the Recent 10-Q fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of October 31, 2014 and the results of operations for the Company for the period then ended (subject to normal year-end adjustments and to any other adjustments described therein), except for any such failure to fairly present such consolidated financial position or results of operations that relates to, or results from, any of the Deer Valley Companies or their respective financial positions or results of operations (for which no representations and warranties are made herein), and except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6     Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its subsidiaries (other than any of the Deer Valley Companies) expressly for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the information statement required in connection with the Offer under Rule 14f-1 promulgated under the Exchange Act (together with any amendments or supplements thereto, the “Information Statement”) will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent, given or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.7     No Legal Proceedings. As of the date hereof, there is no claim, action, suit, proceeding, or investigation pending or, to the knowledge of Company, threatened against the Company or any of its subsidiaries (other than any of the Deer Valley Companies) or any of their respective properties or assets at law or in equity, and there are no Orders by or before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8     Absence of Changes. Since the date of the Recent 10-Q, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, or as set forth on Section 3.8 of the Company Disclosure Letter, the Company has not undertaken any actions that, if taken during the period from the date of this Agreement through the Offer Closing, would constitute a breach of Section 5.1.

Section 3.9     No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, for which Parent, Acquisition Sub or any affiliate thereof may have any liability, in connection with the Offer, the Merger and any of the other Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1     Organization and Qualification. Each of Parent and Acquisition Sub is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation. Each of Parent and Acquisition Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2     Capitalization of Acquisition Sub. As of the date of this Agreement, the authorized share capital of Acquisition Sub consists of 1,000 shares, $0.001 par value per share, 1,000 shares of which are designated as common stock, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned subsidiary of Parent. Acquisition Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Offer, the Merger and the other Transactions.

Section 4.3     Authority; Enforceability. Each of Parent and Acquisition Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and Acquisition Sub (and, with respect to Acquisition Sub, by its sole stockholder), and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.4     Noncontravention; Consents.

(a)     None of the execution and delivery of this Agreement by Parent and Acquisition Sub, the consummation by Parent or Acquisition Sub of the Transactions or compliance by Parent or Acquisition Sub with any of the provisions of this Agreement will (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of (x) Parent or (y) Acquisition Sub, (ii) assuming the consents, approvals and authorizations specified in Section 4.4(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Acquisition Sub or by which any property or asset of Parent or Acquisition Sub is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Acquisition Sub pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Acquisition Sub is a party or by which Parent or Acquisition Sub or any property or asset of Parent or Acquisition Sub is bound, other than, in the case of clauses (ii) and (iii), for any such violations, breaches, defaults, rights, terminations, amendments, accelerations, or cancellations which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)     The execution and delivery of this Agreement by Parent and Acquisition Sub, the consummation by Parent and Acquisition Sub of the Transactions or compliance by Parent or Acquisition Sub with any of the provisions of this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of (i) the Exchange Act, the Securities Act or Blue Sky Laws, (ii) the DGCL, and (iii) the rules of NASDAQ, and, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5     Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Acquisition Sub expressly for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, Parent makes no representation or warranty with respect to any information supplied by the Company or any of their respective Representatives for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9.

Section 4.6     Financial Capability.

(a)     Parent has delivered to the Company a true, correct and complete copy of the Commitment Letter. The Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof. Neither Parent nor Acquisition Sub will be required to obtain any additional financing, other than the amounts set forth in the Commitment Letter, in order to consummate the Transactions, and Parent will have and will cause Acquisition Sub to have at the Offer Closing and the Merger Closing, the available cash on hand in an aggregate amount sufficient to enable Acquisition Sub to consummate the Transactions. Parent acknowledges that its obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

(b)     As of the date of this Agreement, the Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent or Acquisition Sub and, to the knowledge of Parent, the other parties thereto. There are no side letters or other agreements, contracts or arrangements (except for customary fee letters and engagement letters) relating to the Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Acquisition Sub under any term, or a failure of any condition, of the Commitment Letter or otherwise result in any portion of the financing contemplated thereby to be unavailable. Subject to the satisfaction of the conditions contained in Section 6.1 and the Offer Conditions, neither Parent nor Acquisition Sub has reason to believe that it would be unable to satisfy on a timely basis any term or condition of the Commitment Letter required to be satisfied by it. Parent and/or Acquisition Sub have fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the date of this Agreement. The aggregate proceeds to be provided pursuant to the obligations under the Commitment Letter, together with cash on hand, shall be sufficient to fund all of the amounts required to be provided by Parent for the consummation of the Transactions, and are sufficient for the satisfaction of all of Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of: (i) the Offer Price in respect of each share of Company Common Stock validly tendered and accepted for payment in the Offer, (ii) the Total Common Merger Consideration, (iii) the Total Option Cash Payments and (iv) all associated costs and expenses of the Offer and the Merger. There are no conditions precedent or other contingencies related to the funding of the full amount of the equity financing contemplated by the Commitment Letter, other than as expressly set forth in or contemplated by the Commitment Letter.

Section 4.7     No Legal Proceedings. As of the date hereof, there is no claim, action, suit, proceeding, or investigation pending or, to the knowledge of Parent, threatened against Parent, Acquisition Sub, or any of their respective affiliates or any of their respective properties or assets at law or in equity, and there are no Orders by or before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8     Absence of Certain Agreements. Except as contemplated by this Agreement, neither Parent nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to tender its shares of Company Common Stock in the Offer or, if required by applicable Law, to vote to adopt this Agreement or the Merger or (ii) agrees to vote against, or not to tender its shares of Company Common Stock in, any Superior Proposal; or (b) except as set forth on Schedule 4.8(b), any third party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Offer or the Merger. Neither Parent nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed to or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), or engaged in any discussions with, any customer, supplier or other person having business dealings with the Company or any of its subsidiaries.

Section 4.9     Ownership of Company Common Securities. Neither Parent, Acquisition Sub or their respective subsidiaries, nor, to the knowledge of Parent and Acquisition Sub, Tray 3 or its subsidiaries,beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.10     DGCL Section 203.

(a)     Neither Parent nor Acquisition Sub is, nor at any time during the last three (3) years has either Parent or Acquisition Sub been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

(b)     Prior to the date of this Agreement, neither Parent nor Acquisition Sub has taken, or authorized or permitted any Representatives of Parent or Acquisition Sub to take, any action that would cause either Parent or Acquisition Sub to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

Section 4.11     Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 4.12     No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, for Company or any affiliate thereof may have any liability, in connection with the Offer, the Merger and any of the other Transactions based upon arrangements made by or on behalf of Parent or Acquisition Sub.

Section 4.13     Solvency. None of Parent, or Acquisition Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries. Each of Parent and Acquisition Sub is Solvent as of the date of this Agreement. The Surviving Corporation and its subsidiaries, taken as a whole, will, after giving effect to all of the Transactions, including any financing and the payment of the aggregate Offer Price and the aggregate Merger Consideration and Total Option Cash Payments, the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, be Solvent at the Effective Time. As used in this Section 4.13, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and each of them (on a stand-alone basis) will exceed their debts, (b) each of Parent and Acquisition Sub (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Acquisition Sub (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and each of them (on a stand-alone basis) has sufficient capital and liquidity with which to conduct its business at the Effective Time. For purposes of this Section 4.13, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.14     Tray 3 Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Guaranty in favor of the Company. The Guaranty is in full force and effect and is a legal, valid and binding obligation of Tray 3, enforceable against Tray 3 in accordance with its terms. There has been no default under the Guaranty by Tray 3, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default thereunder by Tray 3.

Section 4.15     Management Agreements. As of the date hereof, other than this Agreement, there are no contracts, undertakings, commitments, agreements or obligations between Parent or Acquisition Sub or any of their respective affiliates, on the one hand, and any member of the Company’s management or the board of directors or any of the Company’s affiliates, on the other hand, relating in any way to the Transactions or the operations of the Company after the Effective Time.

Section 4.16     Acknowledgement of Disclaimer of Other Representations and Warranties. Parent and Acquisition Sub each acknowledges and agrees that, (a) the Company does not make, and has not made, any representations or warranties relating to any of the Deer Valley Companies and (b) except for the representations and warranties expressly set forth in this Agreement (i) neither the Company nor any of its subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Offer and the Merger and Parent and Acquisition Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company or any of its subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Offer and Merger, and if made, such representation or warranty must not be relied upon by Parent or Acquisition Sub as having been authorized by such entity, and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in an electronic data room or in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article III. Each of Parent and Acquisition Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and its subsidiaries and, in making its determination to proceed with the Transactions, including the Offer and the Merger, each of Parent and Acquisition Sub has relied on the results of its own independent investigation.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1     Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Offer Closing and the date, if any, on which this Agreement is terminated pursuant to Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly permitted pursuant to this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, the business of the Company and its subsidiaries shall be conducted only in the ordinary course of business consistent with past practice in all material respects, and the Company shall use its reasonable best efforts to maintain its current relationships with its material suppliers, manufacturers, distributors, customers, key executive officers and other key employees. Without limiting the generality of the foregoing, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly permitted pursuant to this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its wholly-owned subsidiaries (other than any of the Deer Valley Companies), to:

(a)     amend or otherwise change the Certificate of Incorporation and the Amended and Restated Bylaws of the Company (or such equivalent organizational or governing documents of any of its subsidiaries);

(b)     issue, sell, pledge, dispose, encumber, grant, confer or award any shares of its or its subsidiaries’ capital stock, or any options (excluding any Top-Up Option or Top-Up Option Shares), warrants, restricted stock units, convertible securities or other rights of any kind to acquire any (or that are valued in reference to) shares of its or its subsidiaries’ capital stock; provided, however, that (i) the Company may issue shares upon the exercise of any Company Option outstanding as of the date hereof, (ii) the Company may make grants and awards solely to the limited extent required as of the date of this Agreement under individual employment agreements or offer letters executed prior to the date hereof (which are disclosed on Section 5.1(b) of the Company Disclosure Letter) and (iii) the Company may issue Top-Up Option Shares pursuant to Section 1.3.

(c)     (i) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its wholly-owned subsidiaries’ capital stock, voting securities, other equity interests or obligations convertible into or exchangeable for any shares of its or any of its subsidiaries’ capital stock, other than dividends and distributions paid by a direct or indirect wholly owned subsidiary of the Company to its parent; (ii) adjust, split, combine or reclassify any of its or any of its subsidiaries’ capital stock, voting securities or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its or any of its subsidiaries’ capital stock, voting securities or other equity interests; or (iii) purchase, redeem or otherwise acquire any shares of capital stock, voting securities, other equity interests or obligations convertible into or exchangeable for any shares of its capital stock, or any other securities of the Company or any rights, warrants, calls or options to acquire any such shares of capital stock, voting securities or other equity interests, except for purchases, redemptions or other acquisitions of Company Common Stock required in connection with the forfeiture, exercise or vesting of any stock options or restricted stock awards outstanding on the date of this Agreement or issued after the date of this Agreement in accordance with the requirements of this Agreement;

(d)     except as required pursuant to existing written agreements or Company Benefit Plans in effect as of the date hereof or as otherwise required by Law, (i) materially increase the compensation or other benefits payable or to become payable to employees, directors, executive officers of the Company or any of its subsidiaries, other than, in the case of employees who are neither directors nor officers of the Company or any of its subsidiaries, increases in cash compensation in the ordinary course of business consistent with past practice (including, for this purpose, the normal salary and bonus review process conducted each year), provided that such increases are not material, either individually or in the aggregate, (ii) grant any severance or termination pay to, or enter into or amend any severance agreement with, any director, officer, employee of the Company or any of its subsidiaries other than, in the case of employees who are neither directors nor officers of the Company or any of its subsidiaries, granting any severance or termination pay or entering into any severance agreement in the ordinary course of business consistent with past practice, provided that such pay and agreements are not material, either individually or in the aggregate, (iii) enter into any employment agreement (other than an “at will” agreement that may be terminated by the Company without cost or penalty) with any employee or officer of the Company or any of its subsidiaries (except to the extent necessary to replace a departing employee) other than, in the case of employees who are neither directors nor officers of the Company or any of its subsidiaries, entering into employment agreements with employees who are employed outside the United States in the ordinary course of business consistent with past practice, provided such agreements are not material, either individually or in the aggregate, (iv) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan, (v) amend or modify any outstanding equity award other than to the extent required by the terms of this Agreement, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement contract or arrangement or Company Benefit Plan, (vii) accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan other than to the extent expressly required or contemplated by the terms of this Agreement, or (viii) change any actuarial assumption used to calculate funding obligations with respect to any Company Benefit Plan, except to the extent required by applicable Law, or change the manner in which contributions to any Company Benefit Plan are made or the basis on which such contributions are determined;

(e)     directly or indirectly acquire (including by merger, consolidation, or acquisition of stock or assets) any person or any division or amount of assets thereof; provided, however, that this Section 5.1(e) shall not limit the Company’s ability to purchase inventory or other assets in the ordinary course of business consistent with past practice;

(f)     directly or indirectly, other than in the ordinary course of business consistent with past practice (i) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its properties or other assets or any interests therein (including securitizations), in each case, with value in excess of $50,000, or (ii) enter into, modify or amend any material lease of real property;

(g)     except for borrowings under any of the Deer Valley Companies’ existing credit facilities, neither the Company nor any of its subsidiaries shall (i) incur or modify the terms of any material Indebtedness for borrowed money in excess of $50,000 in the aggregate or guarantee any such Indebtedness for any person, (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than the Company or any of its wholly owned subsidiaries) other than in the ordinary course of business consistent with past practice or (iii) repay, redeem, repurchase or otherwise retire, or otherwise make any payment in respect of, any material Indebtedness for borrowed money or any debt securities, or any rights, warrants, calls or options to acquire any debt securities, other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement;

(h)     make any capital expenditures which, in the aggregate, are in excess of $50,000;

(i)     except in the ordinary course of business, (i)(A) enter into or become bound by any agreement that, if entered into prior to the date hereof, would be a Company Material Contract, (B) modify or amend in any material respect or modify or amend or grant any release or relinquish any material rights under, any Company Material Contract outside the ordinary course of business consistent with past practice or (C) terminate any Company Material Contract or (ii) waive, release or assign any material rights or claims under any Company Material Contract, which if so entered into, modified, terminated, waived, released or assigned would be materially adverse to the business of the Company and its subsidiaries, taken as a whole;

(j)     except as required by GAAP or applicable Laws, make any change in accounting methods, principles or practices;

(k)     adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(l)     make or change any material Tax elections, settle or compromise any material Tax liability of the Company or any of its subsidiaries, make any material change in any method of Tax or financial accounting, file any amendment to an income or other material Tax Return, waive or extend any statute of limitations in respect of Taxes except as required by Law, fail to promptly notify Parent of any audit, examination, investigation, written claim or other proceedings by any taxing authority that arises prior to the Effective Time and involves a material amount of Taxes; or

(m)     authorize, commit, resolve or enter into any agreement to do any of the foregoing actions prohibited by this Section 5.1.

Section 5.2     Merger without a Stockholders’ Meeting.

(a)     Immediately following the Offer Closing, the parties shall take all necessary and appropriate actions to cause the Merger to become effective immediately following the Offer Closing, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL; provided, however, that if there has been a 251(h) Inapplicable Determination prior to the Effective Time and if Parent, Acquisition Sub and any other subsidiary of Parent shall collectively acquire at least ninety percent (90%) of the number of shares of Company Common Stock that are then issued and outstanding (including as a result of the exercise of the Top-Up Option) the parties shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

(b)     If, following the Offer Closing, a stockholder vote is necessary in order to consummate the Merger pursuant to the DGCL (the “Required Stockholder Vote”), Parent and Acquisition Sub shall take such actions as are reasonably necessary (including executing and delivering a written consent with respect to any shares of Company Common Stock owned by Parent and/or Acquisition Sub) to effect the Required Stockholder Vote by written consent of the stockholders of the Company in compliance with Section 228 of the DGCL and the certificate of incorporation and bylaws of the Company, and to effect the Merger in compliance with applicable Law.

Section 5.3     Appropriate Action; Consents; Filings.

(a)     The parties hereto will use their respective reasonable best efforts to consummate and make effective the Transactions and to cause the applicable conditions to the Offer and the Merger to be satisfied, including (i) the obtaining of all necessary actions or nonactions, consents and approvals from Governmental Authorities or other persons necessary in connection with the consummation of the Transactions, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the Transactions, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining Order entered by any court or other Governmental Authority vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.

(b)     Each of Parent and the Company shall give (or shall cause its respective subsidiaries to give) any notices to third parties, and Parent shall use, and cause each of its affiliates to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any third party consents not covered by paragraph (a) above that are necessary, proper or advisable to consummate the Merger; provided, however, that the Company shall not be required to make any payment in connection with the Company’s or its affiliates’ obligations under this Section 5.3(b). Each of the parties hereto (i) will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and (ii) will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. Notwithstanding the foregoing, obtaining any third party consents pursuant to this Section 5.3(b) shall not be considered a condition to the obligations of the Parent and Acquisition Sub to consummate the Offer or the Merger.

Section 5.4     Access to Information; Confidentiality.

(a)     From the date of this Agreement to the Effective Time or the earlier Termination Date, if any, pursuant to Section 7.1, upon reasonable notice to the Company, to the extent permitted by applicable Law and contracts, the Company will provide to Parent and its directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours to the Company’s and its subsidiaries’ properties, books, contracts and records (including Tax records and Tax Returns) and other information as Parent may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Company and its subsidiaries; provided that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (i) breach any agreement with any Third Party, (ii) constitute a waiver of the attorney-client or other privilege held by the Company (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to clauses (i) and (ii) above and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or protection or violate the applicable restriction), (iii) contravene or violate any applicable Law, (iv) interfere unreasonably with the business and operations of the Company or its subsidiaries or could otherwise result in significant interference with the prompt and timely discharge by employees of the Company or its subsidiaries of their duties or (v) relate to or include the evaluation, deliberations or minutes of the board of directors of the Company (or any committee thereof) related to the Transactions or any other strategic alternatives involving the Company or any materials provided to the board of directors of the Company (or any committee thereof) in connection therewith.

(b)     The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall remain in full force and effect.

Section 5.5     Go-Shop; Non-Solicitation; Acquisition Proposals

(a)     Notwithstanding any other provision of this Agreement to the contrary, during the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York City time) on the earlier of (i) the fiftieth (50th) day following the date of this Agreement, (ii) if the Minimum Tender Condition set forth in paragraph (a) of Annex 1 has been satisfied as of the Initial Expiration Date, the next Business Day after the Initial Expiration Date and (iii) if the Minimum Tender Condition has not been satisfied as of the Initial Expiration Date, the next Business Day after the date on which the Company receives written notice from Parent and Acquisition Sub that the Minimum Tender Condition has been satisfied (such period described in the preceding clauses (i), (ii) and (iii), the “Go-Shop Period”), the Company and its Representatives and subsidiaries shall be permitted to, directly or indirectly: (x) solicit, initiate, encourage, induce and facilitate, whether publicly or otherwise, any inquiry, discussion, offer, proposal or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (y) grant a waiver substantially in the form attached hereto as Exhibit A (the “Standstill Waiver”) of or terminate any “standstill” or similar obligation of any Third Party with respect to the Company or any of its subsidiaries to allow such Third Party to submit a Competing Proposal in compliance with this Section 5.5 and (z) engage in discussions and negotiations with, and furnish non-public information relating to the Company and its subsidiaries and afford access to the books and records of the Company and its subsidiaries to any Third Party in connection with a Competing Proposal or any inquiry, discussion, offer, proposal or request that could reasonably be expected to lead to a Competing Proposal; provided that prior to furnishing such information or affording such access, the Company has entered into an Acceptable Confidentiality Agreement with such Third Party and has previously provided or made available (or substantially concurrently provides or makes available) such information to Parent. Notwithstanding anything in this Section 5.5 to the contrary, the Company shall not, and shall not permit its subsidiaries to, reimburse or agree to reimburse the expenses of any Third Party (other than the Company’s Representatives) in connection with a Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

(b)     Except as permitted by this Section 5.5 and except with an Excluded Party (for so long as such person is an Excluded Party), from and after the expiration of the Go-Shop Period, the Company shall, and shall cause each of its directors, officers, Representatives and subsidiaries to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to a Competing Proposal.

(c)     The Company shall within one (1) Business Day following the expiration of the Go-Shop Period: (i) deliver to Parent a written notice setting forth: (A) the identity of each Excluded Party and (B) the material terms and conditions of the pending Competing Proposal made by such Excluded Party (it being understood that price per share shall be considered a material term of any such pending Competing Proposal); and (ii) deliver to Parent unredacted copies of all proposed transaction documents received by the Company or any of its Representatives from any such Excluded Party or its Representatives including any financing commitments (including redacted fee letters) related thereto. In addition, from and after the expiration of the Go-Shop Period, the Company shall, as promptly as reasonably practicable, and in any event within one (1) Business Day of receipt by the Company or any of its Representatives of any Competing Proposal or any inquiry or request that could reasonably be expected to lead to any Competing Proposal, (i) deliver to Parent a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal, inquiry or request; and (B) the material terms and conditions of any such Competing Proposal (it being understood that price per share shall be considered a material term of any such Competing Proposal); and (ii) deliver to Parent unredacted copies of all proposed transaction documents received by the Company or any of its Representatives from any such Third Party or its Representatives relating to any such Competing Proposal, including any financing commitments (including redacted fee letters) related thereto. The Company shall keep Parent reasonably informed of any material amendment or modification of any such Competing Proposal, inquiry or request on a reasonably prompt basis, and in any event within two (2) Business Days thereof.

(d)     Except as expressly permitted by this Section 5.5, the Company shall not, shall cause its directors, officers and subsidiaries not to, and shall cause each of its Representatives and its subsidiaries’ Representatives not to, from the expiration of the Go-Shop Period until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry by, discussion with, or offer or request from any Third Party that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (ii) engage in any discussions or negotiations with (other than to state they are not permitted to engage discussions or negotiations), or furnish any non-public information relating to the Company or any of its subsidiaries to, or afford access to the books or records of the Company or its subsidiaries to, any Third Party (other than a Third Party that is then an Excluded Party) that, to the knowledge of the Company, is seeking to make, or has made, a Competing Proposal or (iii) approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”).

(e)     At any time after the expiration of the Go-Shop Period and prior to the Offer Closing, the Company or its board of directors, directly or indirectly through its Representatives, may (i) furnish nonpublic information to any Third Party making a Competing Proposal (provided, however, that prior to so furnishing such information, the Company has entered into an Acceptable Confidentiality Agreement with such Third Party and previously provided such information to Parent), and (ii) engage in discussions or negotiations with such Third Party with respect to the Competing Proposal, in each case if: (x) such Third Party has submitted a bona fide written Competing Proposal that did not result from a material breach of this Section 5.5 and that the board of directors of the Company, or any duly authorized committee thereof, determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the board of directors of the Company, or any duly authorized committee thereof, determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law. Prior to taking any of the actions referred to in this Section 5.5(e), the Company shall notify Parent and Acquisition Sub orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this Section 5.5(e). Notwithstanding anything to the contrary contained in this Section 5.5, prior to the Offer Closing, the Company shall be permitted to take the actions described in Section 5.5(a) and Section 5.5(d) (other than in clause (d)(iii), except to the extent effected in accordance with this Agreement) and clauses (i) and (ii) above with respect to any Excluded Party for so long as such person is an Excluded Party, including with respect to any amended or revised proposal submitted by such Excluded Party following the Go-Shop Period, and the restrictions in Section 5.5(d) (other than in clause (d)(iii), except to the extent effected in accordance with this Agreement) shall not apply with respect thereto.

(f)     Except as expressly permitted by this Section 5.5(f), neither the board of directors of the Company nor any committee thereof shall (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Acquisition Sub, the Company Recommendation or fail to include the Company Recommendation in the Schedule 14D-9; or (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal (any of the actions described in clauses (i) and (ii) of this Section 5.5(f), an “Adverse Recommendation Change”); or (iii) cause or permit the Company or any of its subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Offer Closing, the board of directors of the Company shall be permitted (x) to terminate this Agreement pursuant to Section 7.1(c)(ii) to enter into a definitive agreement with respect to a Superior Proposal that did not result from a material breach of this Section 5.5, subject to compliance with Section 5.5(g), if the board of directors of the Company (A) has received a Competing Proposal that, in the good faith determination of the board of directors of the Company, constitutes, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Acquisition Sub pursuant to, Section 5.5(g), and (B) determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, or (y) to effect an Adverse Recommendation Change described in clause (i) of such definition, or terminate this Agreement pursuant to Section 7.1(c)(ii), solely as a result of an Intervening Event if the board of directors of the Company determines in good faith, after consultation with its legal advisors, that failure to make an Adverse Recommendation Change or terminate this Agreement would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)     The Company shall not be entitled to effect an Adverse Recommendation Change or to terminate this Agreement as permitted under Section 5.5(f) with respect to a Superior Proposal unless (i) the Company has provided prior written notice at least three (3) full Business Days in advance (and does not take action until after 12:01 a.m. on the day following such third (3rd) full Business Day) (a “Notice of Superior Proposal”) to Parent and Acquisition Sub that the Company intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action (including the identity of the Third Party and unredacted copies of all proposed transaction documents, including any financing commitments and redacted fee letters related thereto), (ii) during the three (3) Business Day period following Parent’s and Acquisition Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Acquisition Sub in good faith (to the extent Parent and Acquisition Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, (iii) following the end of the three (3) Business Day period, the board of directors of the Company shall have determined in good faith, after consultation with its legal and financial advisors and taking into account any changes to this Agreement proposed in writing by Parent and Acquisition Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and (iv) in the event of any material amendment to the financial terms or any other material amendment of such Superior Proposal, a new Notice of Superior Proposal shall have been provided by the Company to Parent and the Company shall be required to comply again with the requirements of this Section 5.5(g), except that references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period.

(h)     Nothing contained in this Agreement shall prohibit the Company or the board of directors of the Company, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company’s stockholders) if the board of directors of the Company has determined in good faith, after consultation with legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that any disclosures permitted under this Section 5.5(h)(ii) shall not be a basis, in themselves for Parent to terminate this Agreement pursuant to Section 7.1(d)(iii).

(i)     From the date hereof until the end of the Go-Shop Period, the Company shall be permitted to grant a Standstill Waiver with respect to the Company or any of its subsidiaries in compliance with this Section 5.5. After the expiration of the Go-Shop Period, the Company shall not grant any waiver or release under any “standstill” or similar obligation with respect to the Company or any of its subsidiaries; provided, however, at any time prior to the Offer Closing, the board of directors of the Company may grant a waiver or release under any standstill agreement with respect to the Company or any of its subsidiaries if the board of directors of the Company, or any duly authorized committee thereof, determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law. Except as contemplated by this Section 5.5(i), the Company shall use its reasonable best efforts to enforce, and shall not release or permit the release of any Third Party from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement to which the Company or any of its subsidiaries is a party or under which the Company or any of its subsidiaries has any rights. The Company shall not, and shall not permit any of its Representatives to, enter into any confidentiality agreement subsequent to the date of this Agreement which prohibits the Company from providing to Parent the information specifically required to be provided to Parent pursuant to this Section 5.5.

(j)     For purposes of this Agreement:

(i)     “Competing Proposal” shall mean, other than the Transactions, any bona fide written proposal or offer (other than a proposal or offer by Parent, Acquisition Sub or any of its subsidiaries), including any amendments, adjustments, changes, revisions and supplements thereto, from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book-value basis; (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Third Party of fifteen percent (15%) or more of the assets of the Company and its subsidiaries, taken as a whole as determined on a book-value basis; (iii) the acquisition in any manner, directly or indirectly, by any Third Party of fifteen percent (15%) or more of the issued and outstanding shares of Company Common Stock, or (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of the Company Common Stock or any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book-value basis.

(ii)     “Excluded Party” shall mean any person, group of persons or group that includes any person or group of person, from which the Company or any of its Representatives has received prior to the end of the Go-Shop Period a written Competing Proposal that: (a) remains pending as of, and shall not have been withdrawn prior to, the expiration of the Go-Shop Period; and (b) the board of directors of the Company determines in good faith during the two (2) Business Day period commencing upon the expiration of the Go-Shop Period, after consultation with the Company’s financial and legal advisors, constitutes or could reasonably be expected to lead to a Superior Proposal; provided, however, that a person that is an Excluded Party shall cease to be an Excluded Party upon the withdrawal, termination or expiration of such Competing Proposal (as it may be amended, adjusted, changed, revised, extended and supplemented).

(iii)     “Superior Proposal” shall mean a written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the board of directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal, as well as any legal, financial, regulatory or other aspects of such proposal, including the person or group making the Competing Proposal and any break-up fee, conditions to consummation and financing terms), are more favorable to the Company and its stockholders than the Transactions (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 5.5(g)).

Section 5.6     Directors’ and Officers’ Insurance.

(a)     Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Transactions), existing as of the date of this Agreement in favor of the current or former directors, officers or employees, as the case may be, of the Company or its subsidiaries as provided in the Company’s or each of the Company’s subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any agreement, shall survive the Merger and shall continue in full force and effect. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) (i) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (x) the Certificate of Incorporation or Amended and Restated Bylaws (or equivalent organizational or governing documents) of the Company or any of its subsidiaries or affiliates as in effect on the date of this Agreement and (y) any indemnification agreement of the Company or its subsidiaries or other applicable contract as in effect on the date of this Agreement, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) above in any manner that would adversely affect the rights thereunder of any Indemnitees with respect to any acts or omissions occurring on or prior to the Effective Time for a period of six years after the Effective Time.

(b)     Without limiting the provisions of Section 5.6(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation will, to the same extent as such persons are indemnified or have the right to advancement of expenses as of the date hereof under the Certificate of Incorporation and the Amended and Restated Bylaws of the Company and the equivalent organizational or governing documents of each of the Company’s subsidiaries: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, inquiries, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, employee, fiduciary or agent of the Company or any of its subsidiaries or affiliates; or (y) the Offer, the Merger, this Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 5.6(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 5.6(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee.

(c)     Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in all material respects than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in all material respects than the coverage provided under the Company’s existing policies as of the date of this Agreement, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the annual premium currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)     The Indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6. The provisions of this Section 5.6 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives. To the extent Parent or the Surviving Corporation, as applicable, is the non-prevailing party with respect to any indemnification claims or disputes by any Indemnitee pursuant to this Section 5.6, Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 5.6.

(e)     The rights of each Indemnitee under this Section 5.6 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee with the Company or any of its subsidiaries.

(f)     Notwithstanding anything contained in Section 8.1 or Section 8.7 to the contrary, this Section 5.6 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 5.6.

Section 5.7     Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or any of the Transactions, or from any person alleging that the consent of such person is or may be required in connection with any of the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (b) any actions, suits, claims, investigations by a Governmental Authority or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement or any of the Transactions, and (c) the discovery by such party of any fact, circumstance or event, the occurrence or non-occurrence of which could reasonably be expected to cause or result in any of the conditions of the obligations of such party to consummate the Merger as set forth in ARTICLE VI or the Offer not to be satisfied or the satisfaction of which to be materially delayed.

Section 5.8     Public Announcements. The Company, Parent and Acquisition Sub shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or otherwise making any public statements with respect to this Agreement or the Transactions, and none of the parties shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto.

Section 5.9     Employee Matters. Parent shall honor, fulfill and discharge, and cause the Surviving Corporation to honor, fulfill and discharge, all obligations of the Company under the employment agreements between the Company and the employees listed on Section 5.9 of the Company Disclosure Letter (the “Company Employees”), including any severance benefits or payments that are payable to such employees in connection with the termination of their employment at any time prior to or following the Effective Time, pursuant to such employment agreements or under applicable Law. As long as any of the Company Employees continue to be employed by the Company, Parent shall cause the Company to maintain in effect the Company’s insurance policies and benefit plans listed on Section 5.9 of the Company Disclosure Letter. Parent shall, and shall cause the Company to, comply with all applicable federal and state laws regarding continuation of health insurance coverage upon the termination of employment of any of the Company Employees.

Section 5.10     Conduct of Business by Parent Pending the Merger. Parent and Acquisition Sub covenant and agree with the Company that between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, if any, pursuant to Section 7.1, Parent and Acquisition Sub shall not, and shall not permit any of their respective subsidiaries to, take or agree to take any action that would prevent or materially delay the consummation of the Transactions.

Section 5.11     Financing.

(a)     Parent and Acquisition Sub acknowledge and agree that the Company and its affiliates and its and their respective Representatives shall not incur any liability to any person under, any financing that Parent and Acquisition Sub may raise in connection with the Transactions until the Closing and that if this Agreement is terminated prior to the Effective Time, Parent and Acquisition Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any financing and any information utilized in connection therewith (other than information provided by the Company or any of its subsidiaries expressly for use in connection therewith, or historical financial information relating to the Company or its subsidiaries), except to the extent such losses, damages, claims, costs or expenses arose out of or resulted from the fraud, willful misconduct or intentional misrepresentation of the Company, any of its subsidiaries or its or their respective representatives.

(b)     Each of Parent and Acquisition Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the financing contemplated by the Commitment Letter on the terms and conditions described in the Commitment Letter, including using their respective reasonable best efforts to: (i) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter, which agreements shall be in effect on or prior to the Offer Closing Date and (ii) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Acquisition Sub or their respective Representatives in such definitive agreements.

(c)     Neither Parent nor Acquisition Sub shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Commitment Letter and/or substitute other debt or equity financing for all or any portion of the financing contemplated by the Commitment Letter from the same and/or alternative financing sources without the prior written consent of the Company if such amendments waivers or modifications would (i) reduce the aggregate amount of the financing, (ii) impose new or additional conditions or expand, amend or modify any of the conditions to the receipt of the financing in a manner materially adverse to Parent, Acquisition Sub or the Company or (iii) otherwise be reasonably likely to (A) prevent or materially delay or impair the ability of Parent and Acquisition Sub to consummate the Offer, the Merger and the other Transactions or (B) adversely impact the ability of Parent or Acquisition Sub to enforce its rights under the Commitment Letter.

(d)     Notwithstanding any provisions of this Agreement to the contrary, the Transactions are not subject to a financing contingency, and the Parent’s receipt of the proceeds of the financing contemplated by the Commitment Letter or any alternative financing shall not be a condition to the obligations of Parent and Acquisition Sub under this Agreement to consummate, or cause to be consummated, the Transactions.

Section 5.12     Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement, (b) cause the Surviving Corporation to perform its obligations under this Agreement and (c) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 5.13     Rule 14d-10 Matters. Prior to the expiration of the Offer, the Company will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 5.14     Rule 16b-3 Matters. Prior to the Effective Time, the Company may take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the Transactions by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15     No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1     Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)     No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(b)     Acquisition Sub shall have accepted for payment all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer; and

(c)     If there has been a 251(h) Inapplicable Determination, and the Required Stockholder Vote is necessary in order to consummate the Merger pursuant to the DGCL, then the Required Stockholder Vote shall have been obtained.

Section 6.2     Frustration of Conditions. None of the Company, Parent or Acquisition Sub may rely on the failure of any condition set forth in this Article VI or in Annex I to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1     Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time (except as otherwise expressly noted), as follows:

(a)     by mutual written consent of each of Parent and the Company; or

(b)     by either Parent or the Company, if:

(i)     (A) the Offer Closing shall not have occurred on or before April 30, 2015 (the “Termination Date”) or (B) the Offer Termination shall have occurred; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill in any material respect its obligations under this Agreement has been the cause of, or resulted in the events specified in this Section 7.1(b)(i); or

(ii)     (A) a Law shall have been enacted, entered or promulgated prohibiting or making illegal the consummation of the Offer or the Merger on the terms contemplated hereby or (B) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Transactions, and such Order or other action shall have become final and non-appealable; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii)(B) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform any of its obligations under this Agreement; or

(c)     by the Company if:

(i)     Parent or Acquisition Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within (1) ten (10) days of receipt by Parent of written notice of such breach or failure or (2) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Offer Closing shall have occurred; or

(ii)     prior to the Offer Closing the board of directors of the Company has determined (1) to enter into a definitive agreement with respect to a Superior Proposal or (2) that an Intervening Event has occurred, in each case to the extent permitted by, and subject to the terms and conditions of, Section 5.5; or

(iii)     all of the conditions set forth in Section 6.1 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Merger Closing), and Parent and Acquisition Sub fail to consummate the Merger within three (3) Business Days following the date the Merger Closing should have occurred; provided, however, that during such period of three (3) Business Days following the date the Merger Closing should have occurred pursuant to Section 1.6 and for twenty-four (24) hours thereafter, no party shall be entitled to terminate this Agreement pursuant to Section 7.1(b)(i); or

(iv)     (x) all the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer and (y) Parent shall have failed to consummate the Offer within three (3) Business Days in accordance with Section 1.1(a);

(d)     by Parent if

(i)     (i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in a failure of any Offer Condition set forth in clauses (ii) or (iii) of paragraph (b) of Annex I, and (B) cannot be cured on or before the Termination Date or, if curable, is not cured by the Company within (1) thirty (30) days of receipt by the Company of written notice of such breach or failure or (2) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if : (I) the Offer Closing shall have occurred or (II) Parent or Acquisition Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii)     the Company shall have materially breached Section 5.5; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) if the Offer Closing shall have occurred; or

(iii)     (x) the board of directors of the Company shall have effected an Adverse Recommendation Change or shall have failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following the public announcement of a Competing Proposal (provided, however, that (I) such ten (10)-Business Day period shall be extended for an additional five (5) Business Days following any material modification to such Competing Proposal occurring after receipt of Parent’s written request; and (II) such reaffirmation may include such additional disclosures as the board of directors of the Company determines, in good faith, after consultation with legal counsel, would reasonably be necessary to satisfy the fiduciary duties of the board of directors of the Company or comply with applicable Law); or (y) the Company enters into an Alternative Acquisition Agreement; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(iii) if the Offer Closing shall have occurred.

Section 7.2     Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of their respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that no such termination shall relieve any party hereto of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of Expenses or out-of-pocket costs) resulting from any willful or intentional breach of this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, the Guaranty, this Section 7.2, and the provisions of Section 5.4 (Access to Information; Confidentiality), Section 5.8 (Public Announcements), the indemnification provisions of Section 5.11 (Financing), Section 7.3 (Company Termination Fee), Section 7.4 (Parent Termination Fee), ARTICLE VIII (General Provisions) and ARTICLE IX (Definitions) shall survive any termination of this Agreement pursuant to Section 7.1.

Section 7.3     Company Termination Fee.

(a)     If, due to a condition or Company action or inaction, Parent, while not in material breach of any of its obligations hereunder, terminates this Agreement pursuant to the terms of Section 7.1(d)(iii)(y) because the Company enters into an Alternative Acquisition Agreement, the parties agree that the Company shall pay to Parent, if and only if the transactions contemplated by such Alternative Acquisition Agreement are consummated, a fee equal to the amount of Expenses incurred by Parent and/or Acquisition Sub, but in any event not to exceed Two Hundred Thousand Dollars ($200,000) (the “Company Termination Fee”), provided that (i) in no event shall the condition(s), action(s) or inaction(s) which, individually or in aggregate, caused the Company Termination Fee to become due and payable, have manifested or occurred after the Termination Date; (ii) in no event shall the Company Termination Fee become due and payable if this Agreement is terminated pursuant to any other provision or clause of Section 7.1; and (iii) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. The Company Termination Fee shall be payable in immediately available funds by wire transfer no later than three (3) Business Days after the consummation of the transactions contemplated by such Alternative Acquisition Agreement.

(b)     Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive payment of the Company Termination Fee pursuant to Section 7.3(a) shall be the sole and exclusive remedy of Parent or any of its affiliates against the Company or any of its affiliates or any of their respective stockholders, partners, members or Representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and upon payment of the Company Termination Fee in accordance with this Section 7.3, none of the Company or any of its affiliates or any of their respective stockholders, partners, members or representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

Section 7.4     Parent Termination Fee.

(a)     If, due to a condition, or an action or inaction by Parent or Acquisition Sub, the Company, while not in material breach of any of its obligations hereunder, terminates this Agreement pursuant to the terms of Section 7.1(c)(i), Section 7.1(c)(iii) or Section 7.1(c)(iv), the parties agree that the Company shall have suffered a loss of an incalculable nature and amount, unrecoverable in law, and Parent shall pay to the Company a fee of Six Million Dollars ($6,000,000) (the “Parent Termination Fee”); provided that (i) in no event shall the condition(s), action(s) or inaction(s) which, individually or in aggregate, caused the Parent Termination Fee to become due and payable, have manifested or occurred after the Termination Date; (ii) in no event shall the Parent Termination Fee become due and payable if this Agreement is terminated pursuant to Section 7.1(a), Section 7.1(c)(ii), or Section 7.1(d); and (iii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. The Parent Termination Fee shall be payable in immediately available funds by wire transfer no later than three (3) Business Days after such termination.

(b)     Notwithstanding anything to the contrary in this Agreement, if the Company exercises its right to terminate this Agreement pursuant to Section 7.1(c)(i), Section 7.1(c)(iii) or Section 7.1(c)(iv), the Company’s right to receive payment of the Parent Termination Fee pursuant to this Section 7.4 shall be the sole and exclusive remedy of the Company or any of its affiliates against the Parent or any of its affiliates or any of their respective stockholders, partners, members or representatives for any and all losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and upon payment of the Parent Termination Fee in accordance with this Section 7.4, none of Parent or any of its affiliates or any of their respective stockholders, partners, members or representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(c)     Payment of the Parent Termination Fee, in the event that the Parent Termination Fee shall become due and payable under the terms of this Section 7.4, shall be secured by an Irrevocable Standby Letter of Credit, in the form attached hereto as Exhibit B, extended by First Niagara Bank for the benefit of the Company.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1     Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any party hereto shall terminate at the Effective Time or, except as provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 5.6 and Section 5.9.

Section 8.2     Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission or e-mail of a .pdf attachment (providing confirmation of transmission; provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.2):

if to Parent or Acquisition Sub:

Mobius Acquisition, LLC

c/o LCV Capital Management, LLC

650 Smithfield Street

Suite 705

Pittsburgh, PA 15222

Phone: (267) 281-7000

Email: ldevisconti@lcvcapitalmgmt.com

Attention: Lodovico C. de Visconti

with a copy (which shall not constitute notice) to:

Reed Smith LLP

225 Fifth Avenue

Pittsburgh, PA 15222

Phone: (412) 288-3344

Fax: (412) 288-3063

Email: RFrank@reedsmith.com

Attention: Ron Frank

if to the Company:

Peerless Systems
1055 Washington Boulevard
8th Floor
Stamford, Connecticut, 06901
Phone: (203) 350-0040
E-mail: tbrog@peerless.com
Attention: Timothy E. Brog

with a copy (which shall not constitute notice) to:

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

Phone: (860) 275-8244

Fax: (860) 275-8299

Email: mguanci@rc.com

Attention: Matthew J. Guanci

and

Robinson & Cole LLP

1055 Washington Boulevard, 9th Floor

Stamford, CT 06901

Phone: (203) 462-7584

Fax: (203) 462-7599

Email: ekogan@rc.com

Attention: Eric M. Kogan

Section 8.3     Interpretation; Certain Definitions. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America. References to “wholly owned subsidiaries” of the Company shall include any subsidiary of which the Company owns, directly or indirectly, 100% of the equity interests. An Offer Condition shall be deemed to be satisfied at any time if such Offer Condition shall have occurred on or prior to such time or, if such Offer Condition shall have occurred prior to such time, such Offer Condition shall not be continuing at such time.

Section 8.4     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.5     Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto.

Section 8.6     Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter, the Guaranty and the Commitment Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.7     No Third-Party Beneficiaries. Except as provided in Section 5.6, this Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for (a) the rights of the Company’s stockholders and holders of Company Options to receive the Merger Consideration and the Option Cash Payments at the Effective Time, and (b) the right of the Company, on behalf of its stockholders and holders of Company Options, as applicable, to collect the Total Common Merger Consideration and Total Option Cash Payments (or any portion thereof) and/or pursue damages (which shall include, to the extent proven, the total amount that could have been claimed by the Company’s stockholders and holders of Company Options if such holders brought an action against Parent and Acquisition Sub and were recognized as intended third-party beneficiaries hereunder) in the event of Parent’s or Acquisition Sub’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Parent and Acquisition Sub, provided, however, such rights shall not be available if the Company has terminated this Agreement and collected the Parent Termination Fee pursuant to Section 7.4(a). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.15 without notice or liability to any other person.

Section 8.8     Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.9     Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity in any such event and prior to the valid exercise of any termination right by the parties in accordance with Section 7.1, provided, however, specific performance shall not be available if the Company has terminated this Agreement and collected the Parent Termination Fee pursuant to Section 7.4(a). Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order or injunction.

Section 8.10     Consent to Jurisdiction.

(a)     Each of Parent, Acquisition Sub and the Company hereby irrevocably submits to the exclusive jurisdiction of the Federal and state courts of the State of Delaware for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court.

(b)     Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the Transactions, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 8.10 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any other court of the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.11     Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.12     WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 8.13     Company Disclosure Letter. All capitalized terms not defined in the Company Disclosure Letter shall have the meanings assigned to them in this Agreement. The disclosure set forth in the Company Disclosure Letter shall provide an exception to or otherwise qualify (a) the representations and warranties of the Company contained in the section or subsection of this Agreement corresponding by number to such disclosure and (b) the other representations and warranties of the Company in this Agreement to the extent it is reasonably apparent from a plain reading of such disclosure that such disclosure is applicable to such other representations and warranties. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by such party of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in a the Company Disclosure Letter be deemed or interpreted to expand the scope of the Company’s representations, warranties and/or covenants set forth in this Agreement.

Section 8.14     Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after the Offer Closing shall have occurred; provided, however, that after the Offer Closing, there shall be no amendment to this Agreement that decreases the Offer Price or the Merger Consideration. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.15     Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.16     Expenses. Except as specifically provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses.

ARTICLE IX

DEFINITIONS

Section 9.1     Definitions. As used in the Agreement, the following terms shall have the following meanings:

“251(h) Inapplicable Determination” has the meaning set forth in Section 1.3(a).

“Acquisition Sub” has the meaning set forth in the Preamble.

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement containing terms no less favorable to the Company in the aggregate than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement (i) shall not prohibit compliance by the Company with any of the provisions of Section 5.5 and (ii) need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Competing Proposal; and provided, further, that, any such confidentiality agreement shall permit any party that has filed a Schedule 13D with the SEC prior to the date hereof and any party related thereto to disclose the terms of any Competing Proposal and information relating thereto as and to the extent required under Law.

“Adverse Recommendation Change” has the meaning set forth in Section 5.5(f).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.5(d).

“Appointment Time” has the meaning set forth in Section 1.4(a).

“Blue Sky Laws” shall mean state securities, takeover or “blue sky” laws.

“Book-Entry Shares” has the meaning set forth in Section 2.1(b).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York City, New York are authorized or obligated by Law or executive order to close.

“Certificate of Merger” has the meaning set forth in Section 1.7.

“Certificates” has the meaning set forth in Section 2.1(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plan” shall mean each material “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each material “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other material plan, agreement, arrangement or policy (written or oral) (including any individual or form contract of employment) relating to stock options or other equity or equity-based awards, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits, compensation, profit-sharing, retirement, stock-related rights, insurance, health or medical benefits, disability benefits, post-employment benefits or other employee benefits, in each case sponsored by, maintained or contributed to, or required to be maintained or contributed to, by the Company or its subsidiaries for the benefit of any current or former employee, director or natural person independent contractor of the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries may have any liability, other than any multiemployer plan or any plan, arrangement or policy mandated by applicable Law.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in ARTICLE III.

“Company Material Adverse Effect” shall mean any change, event, effect, occurrence, state of facts or development (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other changes, events, effects, occurrences, state of facts or developments, (a) has had a material adverse effect on the business, results of operations, assets, or financial condition, in each case, of the Company and its subsidiaries taken as a whole, or (b) prevents, materially impedes or materially delays the consummation of the Transactions, other than, in the case of clause (a), any changes, events, effects, occurrences, state of facts or developments relating to or attributable to: (i) any conditions or changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which the Company or any of its subsidiaries conducts business; (ii) any changes, events, effects, occurrences, state of facts or developments that affect the industries in which the Company or any of the Company’s subsidiaries operate; (iii) any changes in Laws applicable to the Company or any of its subsidiaries or any of their respective properties or assets or changes in GAAP or rules and policies of the Public Company Accounting Oversight Board; (iv) any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof; (v) compliance with the terms of, or the taking of any action required by, this Agreement; (vi) the entry into, announcement or pendency of this Agreement, the Offer, the Merger or any other Transaction; (vii) acts or omissions of the Company prior to the Effective Time taken pursuant to this Agreement or at the written request of Parent or Acquisition Sub or with the prior written consent of Parent or Acquisition Sub, in each case, in connection with the Transactions or applicable Law; (viii) any actions, suits, claims, hearings, arbitrations, investigations, or other proceedings relating to this Agreement or the Transactions before any Governmental Authority; provided, however, that the exceptions set forth in the foregoing clauses shall only apply to the extent such change, event, effect, development, occurrence, state of facts or development does not disproportionately affect the Company or its subsidiaries relative to other persons in the industries in which the Company and its subsidiaries operate.

“Company Material Contract” shall mean (a) all contracts that are required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act; (b) all contracts (other than contracts between the Company or any of its subsidiaries, on the one hand, and any other Company subsidiary, on the other hand) that by their respective stated terms provide for the payment or delivery of cash or other consideration (by or to the Company or any of its subsidiaries) in an amount or having a value in excess of $100,000 in the aggregate during any calendar year, or that by their respective stated terms provide for the performance of services (by or for the Company or any of its subsidiaries) having a value in excess of $100,000 in the aggregate, which is not cancelable or terminable without penalty or payment by the Company or its subsidiary on sixty (60) (or fewer) days’ notice; (c) all material contracts to which the Company or any of its subsidiaries is a party that contain a covenant (which has not expired as of the date of this Agreement) restricting the ability of the Company or any of its subsidiaries to conduct or compete in any material line of business or compete with any person in any material geographic area; (d) all material contracts to which the Company or any of its subsidiaries is a party granting to any person (other than the Company or any of its subsidiaries) “most favored nation” status; (e) all material contracts to which the Company or any of its subsidiaries is a party that provide for “exclusivity” or any similar requirement in favor of any person (other than the Company or any of its subsidiaries); (f) all material joint venture, partnership or other similar agreements to which the Company or any of its subsidiaries is a party; (g) all loan agreements, credit agreements, notes, debentures, bonds, mortgages, indentures and other contracts pursuant to which any Indebtedness of the Company or any of its subsidiaries for borrowed money (other than any such Indebtedness owed to the Company or any of its subsidiaries) in excess of $50,000 is outstanding or may be incurred and all guarantees of or by the Company or any of its subsidiaries of such loan agreements, credit agreements, notes, debentures, bonds, mortgages, indentures and other contracts of any other person (other than the Company or any of its subsidiaries) in excess of $50,000, including the respective aggregate principal amounts outstanding as of the date of this Agreement; (h) all material contracts with or to a labor union, guild or other employee representative (including any collective bargaining agreement or works council agreement); (i) all material contracts material to the conduct of the business of the Company or a subsidiary under which (x) the Company or any of its subsidiaries has been granted a right to use any material Intellectual Property Rights owned by a Third Party (other than licenses to commercially available software), and (y) the Company has granted a license or sublicense to any Third Party to use any material Company Intellectual Property Rights, other than non-exclusive license granted in the ordinary course of the business of the Company or a subsidiary of the Company.

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any of the Company Stock Plans.

“Company Recommendation” shall mean the recommendation of the board of directors of the Company that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable Law, adopt this Agreement.

“Company Restricted Stock” shall mean shares of restricted Company Common Stock issued and outstanding under the Company Stock Plans, but not including shares of Company Common Stock previously issued as restricted shares pursuant to such Company Stock Plans but which have, pursuant to their terms, vested fully to the holders thereof.

“Company Stock Plans” shall mean, together, the 1996 Plan, the 1998 Plan the 2001 Plan, the 2003 Plan and the 2005 Plan.

“Company Termination Fee” has the meaning set forth in Section 7.3(a).

“Competing Proposal” has the meaning set forth in Section 5.5(j)(i).

“Confidentiality Agreement” shall mean the confidentiality agreement dated as of June 18, 2014, by and between Parent and the Company.

“Continuing Directors” has the meaning set forth in Section 1.4(b).

“control” (including the term “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Deer Valley Companies” shall mean Deer Valley Corporation and any of its subsidiaries.

“DGCL” has the meaning set forth in the Recitals.

“D&O Insurance” has the meaning set forth in Section 5.6(c).

“Dissenting Shares” has the meaning set forth in Section 2.6.

“Effective Time” has the meaning set forth in Section 1.7.

“Employment Agreement” has the meaning set forth in Section 5.9.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Excluded Party” has the meaning set forth in Section 5.5(j)(ii)

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, the preparation, printing, filing and mailing of the Schedule 14D-9 and all SEC and other regulatory filing fees incurred in connection with the Schedule 14D-9, the solicitation of stockholder approvals, the filing of any required notices under any applicable Laws, any filing with, and obtaining of any necessary action or non-action, consent or approval from any Governmental Authority pursuant to any applicable Laws, engaging the services of the Paying Agent, obtaining Third Party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“fully diluted basis” shall have the meaning customarily given to “fully diluted basis” in accordance with GAAP.

“GAAP” shall mean the United States generally accepted accounting principles.

“Go-Shop Period” has the meaning set forth in Section 5.5(a).

“Governmental Authority” shall mean any United States (federal, state or local), foreign or supranational government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Indebtedness” shall mean, with respect to any person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person: (a) for borrowed money (including obligations in respect of drawings under overdraft facilities), (b) evidenced by notes, bonds, debentures or similar contracts or agreements, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice), (d) under capital leases (in accordance with GAAP), (e) in respect of outstanding letters of credit and bankers’ acceptances or (f) for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director of any of the Company’s subsidiaries or affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director.

“Information Statement” has the meaning set forth in Section 3.5.

“Initial Expiration Date” has the meaning set forth in Section 1.1(a).

“Intellectual Property Rights” shall mean any (i) utility and design patents, (ii) trademarks, service marks, trade names, brand names, trade dress, slogans, logos and internet domain names, (iii) inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, proprietary information, trade secrets, and confidential information, whether or not patented or patentable, (iv) copyrights, writings and other copyrightable works and works in progress, databases and software, (v) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world, (vi) all registrations and applications for registration of any of the foregoing, and (vii) any renewals, extensions, continuations, divisionals, reexaminations or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world.

“Intervening Event” shall mean an event, material change or development that is not known to or reasonably foreseeable by (or the material consequences of which are not known or reasonably foreseeable by) the board of directors of the Company as of the date hereof and does not relate to a Competing Proposal.

“IRS” shall mean the Internal Revenue Service.

“knowledge” shall mean the actual knowledge, without inquiry or investigation, as of the date hereof, of each of, (a) in the case of the Company, the following officers and employees of the Company: Tim Brog and Yi Tsai; and (b) in the case of Parent or Acquisition Sub, Lodovico De Visconti and Tony Bonidy, as applicable.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, common law or Orders promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, rights of way, easements, pledges, security interests, title-retention agreements, defects in title, or charges or restrictions of any kind, other than licenses of or other grants of rights to use Intellectual Property Rights.

“Merger” has the meaning set forth in the Recitals.

“Merger Closing” has the meaning set forth in Section 1.6.

“Merger Closing Date” has the meaning set forth in Section 1.6.

“Merger Condition” has the meaning set forth in Section 6.1.

“Merger Consideration” has the meaning set forth in Section 2.1(b).

“Minimum Tender Condition” has the meaning set forth in Annex I.

“NASDAQ” shall mean the NASDAQ Stock Market.

“Notice of Superior Proposal” shall have the meaning set forth in Section 5.5(g).

“Offer” has the meaning set forth in the Recitals.

“Offer Closing” has the meaning set forth in Section 1.1(b).

“Offer Documents” has the meaning set forth in Section 1.1(c).

“Offer Price” has the meaning set forth in the Recitals.

“Offer Termination” has the meaning set forth in Section 1.1(b).

“Offer Termination Date” has the meaning set forth in Section 1.1(b).

“Option Cash Payment” has the meaning set forth in Section 2.3(a).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Parent” has the meaning set forth in the Preamble.

“Parent Material Adverse Effect” shall mean any change, event, effect, development, occurrence, state of facts or development that is materially adverse to the business, results of operations, properties, assets, liabilities or financial condition of Parent and its subsidiaries, taken as a whole which, individually or in the aggregate, would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other Transactions.

“Payroll Agent” has the meaning set forth in Section 2.4.

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business consistent with past practice since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company and Liens securing Indebtedness or liabilities that have otherwise been disclosed to Parent in writing and (iii) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, warehousemen’s and similar Liens incurred in the ordinary course of business consistent with past practice for amounts not yet due, being contested in good faith or for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP.

“person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Promissory Note” has the meaning set forth in Section 1.3(b).

“Representatives” has the meaning set forth in Section 5.4.

“Required Stockholder Vote” has the meaning set forth in Section 5.2(b).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, including the rules and regulations promulgated thereunder.

“Schedule TO” has the meaning set forth in Section 1.1(c).

“Schedule 14D-9” has the meaning set forth in Section 1.2(a).

“SEC” shall mean the Securities and Exchange Commission.

“Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Securities Act” shall mean the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Severance Payment” shall have the meaning set forth in Section 5.9.

“Standstill Waiver” has the meaning set forth in Section 5.5(a).

“subsidiary” of any person, shall mean any corporation, partnership, joint venture or other legal entity of which such person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” has the meaning set forth in Section 5.5(j)(iii).

“Surviving Corporation” has the meaning set forth in Section 1.5.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes, license, registration and documentation taxes and fees, customs’ duties, tariffs, and similar taxes or charges, in each case whether disputed or not.

“Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other Governmental Authority or taxing authority.

“Termination Date” has the meaning set forth in Section 7.1(b)(i).

“Third Party” shall mean any person or group other than Parent, Acquisition Sub and their respective affiliates.

“Top-Up Option” has the meaning set forth in Section 1.3(a).

“Top-Up Option Closing” has the meaning set forth in Section 1.3(b).

“Top-Up Option Shares” has the meaning set forth in Section 1.3(a).

“Total Common Merger Consideration” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares canceled or retired pursuant to Section 2.1(a)) immediately prior to the Effective Time and (y) the Merger Consideration.

“Total Option Cash Payments” has the meaning set forth in Section 2.3(a).

“Transactions” has the meaning set forth in the Recitals.

“Transferee” has the meaning set forth in Section 2.2(c).

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MOBIUS ACQUISITION, LLC.

By:	/s/ Lodovico C. de Visconti
Name: Lodovico C. de Visconti
Title: Chief Executive Officer and Chairman of the Managers

MOBIUS ACQUISITION MERGER SUB, INC.

By:	/s/ Lodovico C. de Visconti
Name: Lodovico C. de Visconti
Title: Chief Executive Officer and Chairman of the Board of Directors

PEERLESS SYSTEMS CORPORATION

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Chief Executive Officer and Chairman of the Board

SIGNATURE PAGE TO PEERLESS-MOBIUS AGREEMENT AND PLAN OF MERGER

Annex I
Conditions to the Offer

Notwithstanding any other term of the Offer or this Agreement, Acquisition Sub shall not be required to, and Parent shall not be required to cause Acquisition Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Acquisition Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Company Common Stock tendered pursuant to the Offer if:

(a)     there shall have not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which, when added to the shares of Company Common Stock owned by Parent and its subsidiaries, would represent at least a majority of the shares of Company Common Stock outstanding on a fully diluted basis as of the expiration of the Offer (the “Minimum Tender Condition”); or

(b)     any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(i)     a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(ii)     any of the representations and warranties of the Company set forth in Article III shall not be true and correct in all material respects as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for such failures to be true and correct as have not caused a Company Material Adverse Effect;

(iii)     the Company shall have failed to perform or comply in all material respects with its obligations required to be performed or complied with by it under this Agreement, except for such failures to perform or comply as have not caused a Company Material Adverse Effect; or

(iv)     this Agreement shall have been terminated in accordance with its terms.

Prior to the Offer Closing, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer, certifying that none of the conditions set forth in clauses (ii) and (iii) of paragraph (b) above shall have occurred and be continuing as of the expiration of the Offer.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Acquisition Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Acquisition Sub and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Acquisition Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Exhibit A
Form of Standstill Waiver

(See Attached)

[DATE]

[ADDRESS]

Ladies and Gentlemen:

We refer to [•]1.

The Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mobius Acquisition, LLC and Mobius Acquisition Merger Sub, Inc., a wholly owned subsidiary of Mobius Acquisition, LLC. The Board of Directors of the Company (the “Board”) has approved the Company waiving any “standstill” provisions applicable to [Third Party] for the sole purpose of entertaining any interest [Third Party] may have in a possible Transaction (as defined below). In accordance with the requirements of Section 5.5 of the Merger Agreement [and the [•]], we hereby notify you that the Board has approved (i) [Third Party] (or an affiliate) making an offer [language to be tailored to the standstill obligation] (a “Transaction”) whereby [Third Party] would acquire the Company. For the avoidance of doubt, the Company does not waive or agree to the approval under the [•] of any other proposals, offers, public statements, stock purchases made by [Third Party] to the Company (or the Company’s shareholders, the Board or any special committee thereof that may be designated by the Board) other than as outlined above.

The waiver contained in this notice shall terminate upon the earliest to occur of (1) the termination of the Merger Agreement, (2) the Offer Closing (as such term is defined in the Merger Agreement) and (3) the withdrawal of the waiver contained in this notice by the Board by notice to [Third Party] (provided that any such withdrawal by the Board shall not have a retroactive effect).

Sincerely,

PEERLESS SYSTEMS CORPORATION

By:
Name:
Title:

1 Document containing the standstill obligation.

Exhibit A-1

Exhibit B
Form of Letter of Credit

(See Attached)

COMMERCIAL LENDING DEPARTMENT

726 Exchange Street, Suite 900, Buffalo, NY 14210

IRREVOCABLE STANDBY LETTER OF CREDIT

DATE: [December 22, 2014]	LETTER OF CREDIT NUMBER: 430240
BENEFICIARY NAME AND ADDRESS: Peerless Systems Corporation 1055 Washington Boulevard, 8th Floor Stamford. CT 06901	AMOUNT: US$6,000,000.00
APPLICANT NAME AND ADDRESS: Mobius Acquisition, LLC 605 Smithfield Street, Suite 705 Pittsburgh, PA 15222	EXPIRATION DATE: [May 31, 2015]

Ladies and Gentlemen:

First Niagara Bank, N.A. hereby issues this Irrevocable Standby Letter of Credit No. 430240 for the account of Mobius Acquisition, LLC (the “Applicant”) in favor of Peerless Systems Corporation (the “Beneficiary”) in an amount not to exceed in the aggregate six million and 00/100 US Dollars ($6,000,000.00) effective immediately, expiring at 5:00 p.m. New York, New York time on May 31, 2015.

Funds under this Letter of Credit are available to you upon presentation of:

1.

a demand for payment in the form of the Demand for Payment and Certificate for Draw, attached as Exhibit A hereto which is incorporated herein by reference and purportedly executed on behalf of the Beneficiary; and

2.	the original of this Letter of Credit with all amendments hereto.

We hereby agree that all drafts drawn under and in compliance with the terms of this Letter of Credit will be duly honored by us (or by our successors and assigns) on delivery of the foregoing documents as specified if presented in person or by overnight courier at this office of First Niagara Bank, N.A. Attn: Commercial Lending Department, 726 Exchange Street, Suite 900, Buffalo, NY 14210 on or before the above Expiration Date.

We undertake to make payment to the Beneficiary under this Standby Letter of Credit within two business days of receipt by us of a properly presented Certificate for Draw. The Beneficiary shall receive payment from us by wire transfer to a bank account of the Beneficiary, as described in the Certificate of Draw.

At the request of the Beneficiary prior to the Expiration Date of this Standby Letter of Credit, we will issue a replacement standby letter of credit to the Beneficiary , on the same terms as this Standby Letter of Credit (including any amendments thereto), if the Beneficiary either returns the mutilated Standby Letter of Credit to us, or certifies to

Letter of Credit No. 430240

COMMERCIAL LENDING DEPARTMENT

726 Exchange Street, Suite 900, Buffalo, NY 14210

us that this Standby Letter of Credit has been lost, stolen or destroyed and provides us with an indemnity that is reasonably satisfactory to us in connection with such certification.

This Letter of Credit is not transferable and is not assignable.

This Letter of Credit shall be governed by, and construed in accordance with the laws of the State of New York and the International Standby Practices ‘98, International Chamber of Commerce Publication Number 590 (“ISP98”), and any provisions of ISP98 that, if applied, would conflict with the New York Uniform Commercial Code, shall be deemed excluded from ISP98.

This Letter of Credit sets forth in full First Niagara Bank, N.A.’s undertaking and such undertaking shall not in any way be modified, amended, amplified or limited by reference to any other document, instrument or agreement referred to herein (except the ISP98); and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement except as set forth above.

Should you have any occasion to communicate with us regarding this Letter of Credit, kindly direct your communications to the attention of our Commercial Lending Department at the address noted above, or by phone at (716) 819-5959 or (716)819-5736, making specific reference to the Letter of Credit Number.

Sincerely,

FIRST NIAGARA BANK, N.A.

By: ____________________________________

 Kathleen Peter, VP

 Commercial Loan Administration

Applicant’s Initials: ________

COMMERCIAL LENDING DEPARTMENT

726 Exchange Street, Suite 900, Buffalo, NY 14210

Letter of Credit No. 430240

Exhibit A

DEMAND FOR PAYMENT AND CERTIFICATE FOR DRAW UNDER LETTER OF CREDIT NO. 430240

ISSUED BY FIRST NIAGARA BANK, N.A.

First Niagara Bank, N.A.

726 Exchange Street

Suite 900

Buffalo, NY 14210

Attention: Commercial Lending

RE:	First Niagara Bank, N.A.

Letter of Credit No. 430240

Ladies and Gentlemen:

This Demand for Payment is presented by Peerless Systems Corporation (the “Beneficiary”) under the Standby Letter of Credit No. [     ] (together with any amendments, the “Standby Letter of Credit”), for the amount of $6,000,000 U.S. dollars, which constitutes a full payment of the funds available to the Beneficiary under the Standby Letter of Credit.

The undersigned, a duly authorized signer of Beneficiary, hereby certifies to First Niagara Bank, N.A., with reference to Standby Letter of Credit that:

1.	The undersigned officer is duly authorized to sign this Certificate on behalf of the Beneficiary.

2.

The Parent Termination Fee is due and payable according to the terms of Section 7.4(a) of that certain Agreement and Plan of Merger dated as of December 22, 2014, by and between Mobius Acquisition, LLC, Mobius Acquisition Merger Sub, Inc., and Peerless Systems Corporation.

3.	The Beneficiary is hereby entitled to and is making a draw under Letter of Credit No. [ ] in the amount of $6,000,000.00.

The Beneficiary requests that the amount demanded hereunder be transferred to the Beneficiary by [wire transfer, to the following bank account of the Beneficiary:

[Name, Address and Routing Number of Beneficiary Account]

[Name of Beneficiary’s Account]

[Number of Beneficiary’s Account]

Applicant’s Initials: ________

IN WITNESS WHEREOF, the Beneficiary has executed and delivered this Certificate as of the _____ day of ____________________, 20___.

Peerless Systems Corporation

By: ____________________________________

Name: _________________________________

Title: __________________________________